FOR IMMEDIATE RELEASE

JED OIL INC. COMMENCES TRADING ON THE AMERICAN STOCK EXCHANGE

Calgary, Alberta – Tuesday April 6, 2004 – JED Oil Inc. (Amex: JDO) is pleased to announce that its common stock commenced trading on the American Stock Exchange on Tuesday April 6, 2004, under the trading symbol “JDO”.  JED recently completed its initial public offering of 1.675 million shares, priced at $5.50 per share, and now has approximately 9.3 million shares outstanding.  A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on April 5, 2004.

Gilford Securities Incorporated acted as the lead underwriter for the offering.  Gilford has a 45 day option to purchase up to an additional 225,000 shares of common stock at the public offering price of $5.50, less the underwriting discount.

“We are pleased to have completed our initial public offering and to be listed on a U.S. exchange, ” said Reg Greenslade, Chairman and CEO of JED.  “This is a culmination of a year’s planning and a tremendous amount of work leading up to this event and we are pleased that the Amex will expose JED to a broad spectrum of U.S. investors.”

JED Oil Inc., headquartered in Calgary, Alberta, was formed in September 2003.   The senior management of JED includes Reg Greenslade, Chairman and CEO, Tom Jacobsen, President and COO, Bruce Stewart, CFO, and Tom Dirks, Vice President of Geology. JED intends to develop properties with other oil and gas companies under joint venture/farm-in arrangements whereby JED will finance the cost of the development activities in exchange for a working interest in the properties.  JED does not anticipate direct property acquisitions.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman and CEO

Sarah Torres (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com